Exhibit 8.2

SMITH, GAMBRELL & RUSSELL, LLP
ATTORNEYS AT LAW
WASHINGTON, D.C. OFFICE ——— Suite 800 1850 M Street, N.W. Washington, D.C. 20036 TELEPHONE (202) 263-4300 FACSIMILE (202) 263-4329	SUITE 3100, PROMENADE II 1230 PEACHTREE STREET, N.E. Atlanta, Georgia 30309-3592 TELEPHONE (404) 815-3500 FACSIMILE (404) 815-3509 WEBSITE www.sgrlaw.com ——— ESTABLISHED 1893	FLORIDA OFFICE ——— Suite 2600, BANK OF AMERICA TOWER 50 NORTH LAURA STREET JACKSONVILLE, FL 32202 TELEPHONE (904) 598-6100 FACSIMILE (904) 598-6300

David W. Santi 404-815-3739 Direct Fax No. -404-685-7039 E-Mail - dsanti@sgrlaw.com

March 16, 2004

Franklin Financial Corporation

230 Public Square

Franklin, Tennessee 37064

Re:	Merger of Franklin Financial Corporation (“Franklin”) with and into Fifth Third Financial Corporation (“Fifth Third Financial”), a wholly-owned subsidiary of Fifth Third Bancorp (“Fifth Third”)

Ladies and Gentlemen:

We have acted as special counsel to Franklin in connection with the proposed merger (the “Merger”) of Franklin with and into Fifth Third Financial, to become a wholly-owned subsidiary of Fifth Third, pursuant to the terms of and as described in that certain Affiliation Agreement (the “Merger Agreement”) dated as of July 23, 2002 and amended as of September 9, 2002, as of December 10, 2002, and as of March 27, 2003, by and among Fifth Third, Fifth Third Financial and Franklin described in the Fifth Third Bancorp Registration Statement on Form S-4, to be filed with the Securities and Exchange Commission on or about March 16, 2004 (the “Registration Statement”). At your request, in connection with the filing by Fifth Third of the Registration Statement and the Proxy Statement-Prospectus of Franklin and Fifth Third (the “Proxy Statement-Prospectus”) included as part of the Registration Statement, we are rendering our opinion concerning certain federal income tax consequences of the Merger. Unless otherwise indicated, any term used in this opinion letter, shall have the same meaning as in the Proxy Statement-Prospectus.

For purposes of rendering our opinion herein, we have conducted an examination of the Internal Revenue Code of 1986, as amended (the “Code”), and such other applicable laws, regulations, rulings, decisions, documents and records as we have deemed necessary. With

Franklin Financial Corporation

March 16, 2004

respect to factual matters, we have relied upon the Merger Agreement, including, without limitation, the representations of the parties set forth therein, and upon certain statements and representations made to us in certificates by officers of Fifth Third and Franklin, in each case without independent verification thereof. With the consent of Fifth Third and Franklin, we have relied on the accuracy and completeness of the statements and representations described in the preceding sentence and have assumed that such statements and representations will also be complete and accurate as of the Effective Time. We have also assumed that any such representation or statement qualified by “the best of knowledge” of the party making such representation or statement, or by any similar qualification, is correct and complete without such qualification. As to all matters in which a person or entity making a representation or statement referred to above has represented and stated that such person or entity either is not a party to, or does not have, or is not aware of, any plan or intention, understanding or agreement, we have assumed that there is in fact no such plan, intention, understanding or agreement. We have also relied on the accuracy and completeness of the Proxy Statement-Prospectus.

For purposes of this opinion, we have assumed that: (1) the shares of Franklin common stock constitute capital assets in the hands of each holder thereof; (2) the Merger will be consummated according to the Merger Agreement; and (3) the Merger will qualify as a statutory merger under applicable state law.

Based on the foregoing, and subject to the qualifications set forth below, we are of the opinion that:

(1) The Merger will constitute a reorganization under Code §368(a)(2)(D), and Fifth Third, Fifth Third Financial and Franklin will each be a party to the reorganization within the meaning of Code §368(b). No gain or loss will be recognized by Franklin as a result of the Merger.

(2) Holders of shares of Franklin common stock who exchange such shares in the Merger solely for shares of Fifth Third common stock will not recognize gain or loss on such exchange.

(3) The federal income tax basis of shares of Fifth Third common stock received in the Merger in exchange for shares of Franklin common stock (including any fractional share interest to which the holder may be entitled) will be equal to the holder’s basis of the shares of Franklin common stock surrendered in exchange therefor, and the holding period of such Fifth Third common stock will include the holding period of the Franklin common stock surrendered in exchange therefor.

(4) The receipt of cash in lieu of fractional shares will be treated as if the fractional shares were distributed as part of the exchange and then redeemed by Fifth Third, and capital gain or loss will be recognized in an amount equal to the difference between the cash received and the basis of the fractional share of Fifth Third common stock surrendered.

Franklin Financial Corporation

March 16, 2004

The opinions expressed herein are based upon our interpretation of existing legal authorities, and no assurance can be given that such interpretations would be followed if the exchange of shares contemplated by the Merger became the subject of administrative or judicial proceedings. Statements of opinion herein are opinions only and should not be interpreted as guarantees of the current status of the law, nor should they be accepted as a guarantee that a court of law or administrative agency will concur in such statement.

No opinion is expressed with respect to any of the following:

(i) The appropriate method to determine the fair market value of any stock or other consideration received in any sale or exchange;

(ii) The state, local or foreign tax consequences of any aspect of the Merger; or

(iii) The federal income tax consequences of any aspect of the Merger: (a) to holders of Franklin common stock who are subject to special tax treatment for federal income tax purposes, including among others, insurance companies, tax exempt entities and foreign taxpayers; or (b) to holders of warrants or options to purchase Franklin common stock, if any, which are exchanged for or converted into options or warrants to acquire Fifth Third common stock.

We expressly consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement, and to the references to this opinion in the Proxy Statement-Prospectus. In giving this opinion, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

SMITH, GAMBRELL & RUSSELL, LLP

By:	/s/ DAVID W. SANTI

David W. Santi

DWS/ll

CORP/1018448.2